Exhibit 99.1

17 Education & Technology Group Inc. Provides Update on Regulatory Development

BEIJING, August 25, 2021 – 17 Education & Technology Group Inc. (Nasdaq: YQ) (“17EdTech” or the “Company”), a leading education technology company in China with an “in-school + after-school” integrated model, announced that the Shanghai local government issued the “Measures to Further Alleviate the Burden of Homework and After-School Tutoring on Students in Compulsory Education” and answers to twelve questions related to such measures (collectively, the “Shanghai Measures”) on August 24, 2021. The Shanghai Measures were adopted to implement the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring on Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council of the PRC, and aim to, within one year, “(i) effectively control the volume of, and the amount of time it takes to complete, homework assigned to students during the compulsory education stage, (ii) ensure all compulsory education schools provide on-campus, after-school services, (iii) complete the rectification of business practices of online and offline providers of after-school tutoring services on academic subjects in China’s compulsory education system (“Academic AST”), (iv) effectively reduce the excessive burden upon students from school homework and after-school tutoring, the education expenditures from their families and the burden on their parents’ energy.”

With respect to homework assignment and after-school tutoring services, among other things, the Shanghai Measures contain the following provisions:

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Schools are prohibited from assigning homework to first- and second-graders, assigning written homework that takes longer than 60 minutes on average to complete to third-, fourth- or fifth-graders, or assigning written homework that takes longer than 90 minutes on average to complete to students in junior high-school.

•	Previously registered online Academic AST providers will be subject to a new round of approval process.

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After-school tutoring providers are strictly prohibited from providing Academic AST during any national holiday, weekend, winter and summer break period; Online Academic AST classes cannot be offered after 9:00 p.m. during weekdays, and each class session cannot last longer than 30 minutes, with mandatory recessions of not less than 10 minutes between classes.

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Academic AST providers are prohibited from (i) offering classes over contents outside of or in advance of the school curriculum, (ii) offering classes based on any foreign curriculum, (iii) soliciting and recruiting school teachers by offering excessive compensation, or (iv) employing foreign personnel to carry out training activities from overseas. Non-Academic AST providers are prohibited from offering Academic AST classes.

•	Prices for Academic AST will need to follow the guidelines from the government.

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Academic AST providers are prohibited from financing by way of publicly listing its securities; listed companies may not invest in Academic AST providers through capital markets fundraising activities, and may not acquire assets of Academic AST providers; and foreign capital is prohibited from controlling or participating in Academic AST providers.

•	Enhancing oversight of AST advertising, including restricting the channels for deploying AST advertisements.

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Institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) will be supervised with reference to the Shanghai Measures.

•	Academic AST providers are strictly prohibited from recommending or inducing students to use consumer loan products to pay training fees.

The Company’s compliance with the Shanghai Measures will have a material adverse impact on its business, results of operations and financial condition. In compliance with the Shanghai Measures, the Company has stopped and will stop offering online Academic AST classes over weekends, national holidays and school break periods.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, size of, and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China with an “in-school + after-school” integrated model. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents, covering over 70,000 K-12 schools in 2020.

Leveraging the Company’s in-school leadership, 17EdTech offers online K-12 large-class after-school tutoring services that complement students’ in-school learning. Powered by its integrated model and technology, 17EdTech’s online K-12 large-class after-school tutoring courses stand out in terms of its unique approach to personalization, realized through a data-driven understanding of individual students’ in-school performance, as well as district-level localized insights.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Mr. Raymond Huang

E-mail: ir@17zuoye.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

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